EXHIBIT 2
                                                                       ---------

                                 ANNOUNCEMENT

                              WPP ("the Company")


WPP has today submitted its 2004 Annual Report and Accounts to the UK Listing Authority. The Report will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at

Financial Services Authority,
25 The North Colonnade
Canary Wharf
London E14 5 HS



END